EXHIBIT 99.4

BAAN COMPANY N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

27 November 2001

EXPLANATORY NOTES TO AGENDA

I.   General

The enclosed Proxy is solicited on behalf of Baan Company N.V., a company with limited liability incorporated under the laws of the Netherlands (“Baan” or the “Company”), for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on 27 November 2001, at 11:00 hrs (CET), or at any adjournment thereof, for the purposes set forth herein, and in the accompanying Agenda. The Meeting will be held at the Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol Airport, the Netherlands. The Company’s telephone number is +31-342-477-979.

The proxy solicitation materials have been mailed on or about 12 November 2001, to all holders of registered shares of the Company as of 5 November 2001.

II.   Procedure for Attendance

In order to attend the Meeting and exercise their rights at the Meeting (in person or by proxy) holders of bearer shares and registered shares must do the following:

(i)	Bearer shares: Holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit on or prior to 21 November 2001 (before 4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Kemelstede 2, Postbus 3200, 4800 DE Breda, the Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, Depository, Attn: Patricia Stevens, P.O. Box 9383, Boston, MA 02205-9958, United States of America. Only such receipt shall entitle the shareholder, usufructuary, or pledgee with voting rights to attend the Meeting;

(ii)	Registered shares: Holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting on or prior to 21 November 2001 (before 4.00 p.m. local time) by delivering such notification to the office of the Company at Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands, or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of any share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares that are registered in his/her name at both the time of notification and the date of the Meeting. Notification will be deemed to have been properly made if a duly completed proxy card is returned to the Company in a timely manner, as provided below.

The Meeting shall decide whether any person other than those indicated above can attend the Meeting. All holders of voting rights or their representatives will be requested to sign an attendance list at the Meeting.

III.  Votes required for Resolutions

Each proposal requires the majority of the votes cast at the Meeting. Each share is entitled to one vote.

IV.   Proxies

The right of a shareholder, usufructuary, or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares have been sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

The cost of soliciting proxies will be borne by the Company. The Company has retained the services of Morgan Guaranty Trust Company of New York, the Company’s U.S. transfer agent and registrar, to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners, on terms customary for such services. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

V.   Explanatory Notes to Agenda Items

Explanatory Note to Item B.1 — Ratification, as far as necessary, of the appointment of Ernst & Young as new independent auditors of the Company

Previously PricewaterhouseCoopers served as the Company’s auditors. In that capacity, PricewaterhouseCoopers audited the annual accounts of the Company for the year 1999. Subsequent to the Extraordinary General Meeting of Shareholders of 18 August 2000, PricewaterhouseCoopers resigned as auditors of the Company. Accordingly, the Company had to appoint new auditors to audit the annual accounts of the Company for the financial year 2000 for consideration and adoption at this Annual General Meeting of Shareholders. Pursuant to article 2:393 paragraph 1 of the Dutch Civil Code and article 27 paragraph 1 of the Articles of Association of the Company, the shareholders meeting is authorized to appoint an auditor to audit the annual accounts of the Company. PricewaterhouseCoopers resigned subsequent to the 18 August 2000 shareholders meeting. Since it would not have been practical to convene a shareholders meeting solely to appoint new auditors, the shareholders have not been asked to appoint new auditors prior to the current shareholders meeting. In the absence of appointment by the shareholders meeting, the Board of Supervisory Directors, or in its absence the Board of Managing Directors, is authorized to appoint new auditors. Accordingly, the Board of Supervisory Directors has appointed Ernst & Young as its new auditors. The shareholders are requested to ratify, as far as necessary, this appointment.

Explanatory Note to Item B.2 — Annual Report of the Board of Managing Directors for the financial year ended 31 August 2000; Consideration and adoption of the Annual Accounts of the Company for the financial year ended 31 August 2000; Discharge of the Members of the Boards of Managing and Supervisory Directors

This Annual General Meeting of Shareholders serves as the annual meeting for presentation of the annual report and adoption of the annual accounts as required by the Company’s Articles of Association. The annual accounts have been audited by Ernst & Young.

The shareholders will be asked (i) to adopt the Company’s Statutory Annual Accounts for the financial year ended 31 August 2000 (each of the Annual Report and the Statutory Annual Accounts having been prepared in accordance with Netherlands law), and (ii) to discharge the Members of the Boards of Managing and Supervisory Directors.

The Annual Report and the Statutory Annual Accounts have been previously drawn up by the Board of Managing Directors and approved by the Board of Supervisory Directors of the Company. Copies of the Annual Report and of the Statutory Annual Accounts have been deposited for inspection by the shareholders at the Company’s office located at Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands and at the office of ABN AMRO Bank N.V., Kemelstede 2, Postbus 3200, 4800 DE Breda, the Netherlands; they have also been made available via the internet at www.baancompanynv.com. A copy is also attached. A version of the Statutory Annual Accounts in the Dutch language will be available at the above mentioned offices of ABN AMRO Bank N.V. or at the Company’s office located at Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands. Included in the Statutory Annual Accounts is the report of Ernst & Young, the Company’s independent auditors.

The shareholders are asked to discharge the Members of the Board of Managing Directors in respect of their management and the Members of the Board of Supervisory Directors in respect of their supervision during the financial year from 1 January to 31 August 2000 insofar as such management and supervision, respectively, is apparent from the Annual Report and the Statutory Annual Accounts.

According to article 2:362 paragraph 7 of the Dutch Civil Code, the Company’s Statutory Annual Accounts (consisting of the balance sheet and the profit and loss accounts) can be prepared in a non-Dutch currency if the activities of the Company or the international diversity of its group so justify. The Company has prepared its Statutory Annual Accounts in US Dollars since 1994.

Explanatory Note to Item B.3 — Annual Report of the Board of Managing Directors for the financial year ended 31 August 2001; Consideration and adoption of the Annual Accounts of the Company for the financial year ended 31 August 2001; Discharge of the Members of the Boards of Managing and Supervisory Directors

This Annual General Meeting of Shareholders serves as the annual meeting for presentation of the annual report and adoption of the annual accounts as required by the Company’s Articles of Association. The annual accounts have been audited by Ernst & Young.

The shareholders will be asked (i) to adopt the Company’s Statutory Annual Accounts for the financial year ended 31 August 2001 (each of the Annual Report and the Statutory Annual Accounts having been prepared in accordance with Netherlands law), and (ii) to discharge the Members of the Boards of Managing and Supervisory Directors.

The Annual Report and the Statutory Annual Accounts have been previously drawn up by the Board of Managing Directors and approved by the Board of Supervisory Directors of the Company. Copies of the Annual Report and of the Statutory Annual Accounts have been deposited for inspection by the shareholders at the Company’s office located at Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands and at the office of ABN AMRO Bank N.V., Kemelstede 2, Postbus 3200, 4800 DE Breda, the Netherlands; they have also been made available via the internet at www.baancompanynv.com. A copy is also attached. A version of the Statutory Annual Accounts in the Dutch language will be available at the above mentioned office of ABN AMRO Bank N.V. or at the Company’s office located at Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands. Included in the Statutory Annual Accounts is the report of Ernst & Young, the Company’s independent auditors.

The shareholders are asked to discharge the members of the Board of Managing Directors in respect of their management and the Members of the Board of Supervisory Directors in respect of their supervision during the financial year from 1 September 2000 to 31 August 2001 insofar as such management and supervision, respectively, is apparent from the Annual Report and the Statutory Annual Accounts.

According to article 2:362 paragraph 7 of the Dutch Civil Code, the Company’s Statutory Annual Accounts (consisting of the balance sheet and the profit and loss accounts) can be prepared in a non-Dutch currency if the activities of the Company or the international diversity of its group so justify. The Company has prepared its Statutory Annual Accounts in US Dollars since 1994.

Explanatory Note to Item B.4 — Appointment of Invensys Administratie B.V. as new Member of the Board of Managing Directors

According to the Articles of Association of the Company, the general meeting of shareholders needs to appoint new Members of the Board of Managing Directors. At the Extraordinary General Meeting of Shareholders held 18 August 2000, the shareholders appointed Bruce Henderson, Laurens van der Tang, Hans Wortmann, David Wyman, Justin Besley and Tim Voak as members of the Board of Managing Directors. Since then Justin Besley, Tim Voak and Bruce Henderson have resigned. Laurens van der Tang, Hans Wortmann and David Wyman have continued to serve on the Board of Managing Directors. They wish to resign and will resign from the Management Board effective as of the date of this Meeting. The Board of Supervisory Directors is pleased to recommend for appointment a new Board of Managing Directors consisting of Invensys Administratie B.V., being an administrative holding company with the capability of managing the affairs of the Company which, following the transfer of its assets, are now limited solely to administering the procedure by which the affairs of the Company are wound up and a distribution payment made to shareholders. The shareholders are being asked to appoint as sole Member of the Board of Managing Directors:

Invensys Administratie B.V.

Certain information regarding the nominee is set forth below.

Invensys Administratie B.V. (formerly SW Industries B.V.) is an indirect, wholly-owned subsidiary of Invensys Plc. with its corporate seat in Roosendaal, the Netherlands. Its parent company is BTR (European Holdings) B.V. Its directors are Victoria Hull, John Hawkins, Ingrid Meeus and Herman Draaijer.

Explanatory Note to Item B.5 — Amendment of the Articles of Association of the Company

On the proposal of the Board of Managing Directors, approved by the Board of Supervisory Directors, the shareholders are being asked to amend the Articles of Association of the Company in accordance with the proposed amendment attached to these Explanatory Notes as Exhibit 1. As of 1 September 2000, the business of the Company mainly consists of managing the purchase price paid in connection with the transfer of its assets and liabilities to Invensys Holdings Ltd., and since prior to liquidation it will not have any activities other than managing this amount and — after adoption of item B.6 on the agenda — liquidation of the Company. Pursuant to the Asset Purchase Agreement and Offer Amendment (“the Purchase Agreement”) entered into among the Company and its wholly-owned subsidiary Baan Software B.V. on the one hand, and Invensys Plc., and its wholly-owned subsidiary, Invensys Holdings Limited, on the other hand, it was agreed that the purchase price paid for the assets and liabilities of the Company would be adjusted so as to enable the Company to distribute (gross) to or on behalf of its shareholders the fixed amount of Euro 2.85 per share on liquidation. As the amount of this distribution to the shareholders is fixed and cannot be varied to a higher or lower amount it will not be affected or prejudiced by the outcome of the liquidation of the Company, and there is no purpose to be served by the continuation of the Supervisory Board. Accordingly the Company proposes to amend its Articles of Association so as to eliminate the Board of Supervisory Directors.

The Board of Supervisory Directors currently consists of Kathleen A. O’Donovan, John B. Saunders, Robert E. Goudie and Pierre J. Everaert. Since the Extraordinary General Meeting of Shareholders held 18 August 2000, James F. Mueller and James C. Bays resigned from the Board of Supervisory Directors. Kathleen O’Donovan, John B. Saunders, Robert Goudie and Pierre Everaert have indicated that they wish to resign and will resign from the Supervisory Board effective as of the date of this Meeting.

Explanatory Note to Item B.6 — Consideration and approval of the proposal of the Board of Managing Directors to put the Company into liquidation; appointment of Invensys Administratie B.V. as custodian of the books, records and other databases of the Company

The shareholders will be asked to consider and approve the proposal of the Board of Managing Directors, as approved by the Board of Supervisory Directors, to put the Company into liquidation. The Board of Managing Directors makes this proposal pursuant to last year’s Purchase Agreement entered into among the Company and its wholly-owned subsidiary Baan Software B.V. on the one hand, and Invensys Plc. (“Invensys”), and its wholly-owned subsidiary, Invensys Holdings Limited (“Invensys Holdings”), on the other hand.

As shareholders are aware, Invensys Holdings last year offered to purchase all of the Company’s outstanding common shares for Euro 2.85 per share, amounting to a total of approximately Euro 762 million. The offer was recommended by the Management Board and Supervisory Board to shareholders and was fully discussed at the Extraordinary General Meeting of Shareholders held on 29 June 2000. The offer was conditional upon, among other factors, tender of at least 95% of the outstanding common shares. When this condition was not met, Invensys and the Company entered into the Purchase Agreement to assure the completion of the orderly transfer of the Company’s business to Invensys. The Purchase Agreement was discussed and approved by the Extraordinary General Meeting of Shareholders held on 18 August 2000. The Purchase Agreement contains the obligation to put the Company into liquidation and distribute Euro 2.85 on a gross basis to the shareholders. Invensys extended the time for shareholders to tender their shares for an additional brief period, to provide the remaining shareholders an opportunity to receive Euro 2.85 prior to liquidation of the Company. Pursuant to the Purchase Agreement the purchase price of approximately Euro 762 million will be adjusted with such an amount as necessary in order to enable the Company to make the agreed distribution to the shareholders upon liquidation. Following approval of the Purchase Agreement and completion of the extended tender offer, the Company was de-listed from the NASDAQ National Market in the United States of America as per 6 October 2000. The Company will apply for de-listing from Euronext Amsterdam N.V. in accordance with the requirements of Dutch law and other applicable rules as part of the liquidation process. The Company shall continue to exist to the extent necessary for the liquidation of the remaining assets. The main purpose of liquidation is to satisfy the creditors of the Company. The Company shall cease to exist at the time the liquidation is ended, being the time when there are no further assets or revenues known to the liquidator.

Upon completion of the liquidation of the Company, the books, records and other databases of the Company must be retained for seven years. A custodian needs to be appointed for this purpose. As the Articles of Association of the Company are silent with respect to this appointment, this is the responsibility of the general meeting of shareholders.

The shareholders have been requested to appoint Invensys Administratie B.V. as new Member of the Board of Managing Directors. After being appointed, and after adoption of item B.6 on the agenda, Invensys Administratie B.V. will become the liquidator of the Company. Invensys Administratie B.V. is an administrative holding company and has the capacity to function as custodian of the Company. The shareholders are therefore requested to appoint Invensys Administratie B.V. as custodian of the Company.

Explanatory Note to Item B.7 — Any other business as may properly come before the Meeting

If any matters not listed on the Agenda properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Managing Directors may recommend. Under the Company’s Articles of Association, however, a proposal not included in the agenda may only be approved at the Meeting in the event that the entire issued capital of the Company is represented at the Meeting, in person or by proxy, and the proposal is unanimously approved.